FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the Month of March, 2007


                        Oxford Investments Holdings Inc.
                 (Translation of registrant's name into English)






     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F____X____                       Form 40-F  ________

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


               Yes ________                       No ___X____


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
---------]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.  Document
---  --------

1. Press Release dated March 14, 2007 "Oxford Investments Completes Closing of Partnership with Hongxin Insurance Agency of China."

2. Share Purchase Agreement between Ko Ho Group and Hongxin Insurance Agency of China And All the Shareholders dated March 14, 2007.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                               OXFORD INVESTMENTS HOLDINGS INC.


 Date: March 16, 2007                          By:  /S/Michael Donaghy
                                                     Michael Donaghy, President
                                                     and Chief Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

               Oxford Investments Completes Closing of Partnership
                     With Hongxin Insurance Agency of China


TORONTO, ON. - March 14 2007 - Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has completed the acquisition of fifty percent (50%) of the Hongxin Insurance Agency Co., of China, through Oxford's joint venture partner the Ko-Ho Group. China's economic prosperity is resulting in an increase in disposable income for an increasing segment of the population. Hongxin Insurance Agency's product offerings serve this increase in wealth by protecting the value of property, through insurance; and by providing opportunities for investment, such as mutual funds and other financial instruments.

In addition to established relationships with some major enterprises, Hongxin has established partnership relationships with some major banks in China to provide insurance to their cardholders. Currently Hongxin is the designated sole insurance agent for the cardholders of China Construction Bank's (Guangdong Branch) "Automotive Card". The "Automotive Card" is a roadside assistance and automotive services program, and it offers a discount on automotive insurance purchased through Hongxin.

Hongxin has also issued thousands of insurance cards under an agreement with the largest mail-ordering company in China, which has more than 4 million clients, allowing Hongxin to market its products and services to those clients. Hongxin is setting up more branch offices, as well as a customer call center, and telemarketing services division. These offices and divisions will allow Hongxin to more aggressively promote its products to potential customers.

Hongxin serves the large market of the Province of Guangdong in China, which is situated in the southern part of China mainland and has permanent population of 74,730,000. Guangzhou city is the main economic, communication and cultural center of Guangdong province.

"In addition to promoting our FocusKard suite of payment solutions to over 4 million new prospects we are very excited to have the opportunity to build a sales and distribution organization for mutual funds in such a burgeoning market", stated Michael Donaghy President of Oxford Investments Holdings.

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. is now establishing itself as a leading online payment solutions Company. The Company is concentrating its business around its "FocusKard" suite of products. The FocusKard suite provides a comprehensive card payment solution meshed with a user-friendly ewallet for e-commerce businesses.

For further information,  please visit  www.oxsof.com,  phone Michael Donaghy at
1-800-293-4871,   or  email   Matthew   Lewis  of   Grinslade   Investments   at
matt@oxsof.com.

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

                          Agreement for Share Purchase
                                     Between
                                   Ko Ho Group
                                       And
        Hongxin Insurance (Guangzhou) Co., Ltd. and All the Shareholders

This Agreement is entered into this day of March, 2007, between Ko Ho Management Ltd., with an address at Flat A 8/F, Perfect Commercial Building, No. 28, Sharp Street West, Hong Kong (Koho) and Guangzhou Hongxin Insurance Agency Co., of Rm. 132-133 Dezhcng Building, 48 Dezheng Road South, Guangzhou, Guangdong Province, China 510630 ("Hongxin").

WHEREAS, Koho is an investment holding company engaged in management, marketing and payment services. It is co-owned by Oxford Investment Holding Inc. (Oxford) and Invest-Asia (Holding) Limited; and

WHEREAS, Hongxin is an insurance agency selling insurance policies and financial instruments for most major insurance companies in China It is under license issued by China Insurance Supervisory Committee to conduct the relevant business. In addition to established relationship with some major enterprises, Hongxin has established partnership relationship with some major banks in China to provide insurance to their cardholders.

Hongxin intends to expand the services network by established branches in other major cities in Guangdong Province and a telemarketing center to promote further retail business by capitalizing the relationship with the banks.


WHEREAS, Ming Wei Ye (Ye) is the major shareholder of Hongxin and has the authority to represent all the shareholders.

NOW, THEREFORE, in consideration of the premises, the mutual promises herein and for other good and valuable consideration, the receipt and sufficiency of which arc hereby acknowledged, the parties agree as follows:

     1. Ye agrees to sell Fifty percent (50%) ownership interest in Hongxin to Koho under the condition that Koho shall inject RMB Seven Hundred Fifty Thousand (RMB 750,000) into Hongxin plus 160,000 common shares of Oxford Investments Holdings Inc. (Oxford) to be issued to persons as designated by Hongxin and Yc within 30 days from the signing of this agreement. Koho will inject RMB 300,000 to Hongxin in order to increase its registered capital to RMB 800,000 within fourteen (14) days of the signing of this agreement. The balance of RMB 450,000 shall be injected within thirty (30) days when capital increase is approved by the local authorities.

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     2.   Ye agrees to be responsible for and settle all liabilities,  including but not limited to intangible liabilities, other than those listed in the account statement as provided to and accepted by Koho.

     3. Upon signing of this agreement, Hongxin shall reform the board of directors. Each party shall hold two seats. Ye or its designee shall be appointed as chairman of the board.

     4. The general manager and other senior executives shall be as is under the same prevailing terms and conditions of employment. Future employment of executives shall be subject to Board approval.

     5. Ye shall continue to be responsible for the operations and business of Hongxin, whereas Koho shall provide marketing and strategic assistance to improve and enhance the business. Ye shall submit monthly operating and business progress report to the Board at least once a month.

     6. In the case, operation system is required for setting customer loyalty programs and such operation system is available in house at Oxford, Koho shall cause Oxford to provide such system.

     7. Koho and/or Oxford reserves the rights to dispatch internal audit team to audit the accounts and affairs of Hongxin with or without notice not more than once in a quarter. The expenses shall be borne by the party taking such initiative.

     8. Other than the full time executives at Hongxin, Ye and executive; from Koho shall not draw any salary from Hongxin until the time the board feels fit. Hongxin shall reimburse Ye and Koho, reasonable travel and entertainment expenses incurred for the business of Hongxin, based on submission of expense statement with proper supports.

     9. Yc shall ensure that Hongxin follows and abides by all regulatory, legal and other requirements are followed. Hongxin shall be responsible for the filing of the changes to the appropriate Chinese Government authorities. In the case that Koho, being a company registered in BVI, is not suitable to be a shareholder, Koho will incorporate a new company under the Companies Ordinance of Hong Kong to serve the purpose. It is understood that such incorporation shall take no less than fourteen (14) working days. In the case that foreign corporations and/or foreigners are not allow to hold 50% of an insurance agency company, Ye and Hongxin agree to extend to Koho, the rights to appoint qualified person(s) to hold the Hongxin shares, as nominee, on its behalf.

     10. Ye and Hongxin present executives shall prepare a business plan with business and cash flow projections and agree to performance goals to be submitted to Koho within fourteen days from the signing of this Agreement.

     11. The designated persons to take up the Oxford shares agree that the Stock acquired hereunder may be sold or transferred only upon compliance with the o Securities Act of 1933, as amended (the "Act"), and any other applicable securities law, or pursuant to an exemption there tram. If deemed necessary by the Company to comply with the Act or any applicable laws or regulations relating to the sale or issuance of securities, the Sel1er, at the time of any sale and as a condition imposed by the Company, shall represent, warrant and agree that the shares of Stock are being held for investment and not with any present intention to resell the same and without a view to distribution, and the Seller shall, upon the request of the Company, execute and deliver to the Company an agreement to such effect. The Seller acknowledges that the stock certificate representing Stock will be issued with the following restricted securities legend.

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPT ABLE TO THE CORPORATION STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

     12.  Miscellaneous:

          a. This Agreement supersedes all prior agreements between the parties and may not be changed oral1y.

        b. The terms and conditions of the Agreement shall be binding upon the distributees, representatives, successors, and assigns of the respective parties.

          c. This Agreement shall be construed pursuant to the laws of the Republic of China without regard to conflict of law provisions.

          d. This Agreement may be executed in four (4) or more counterparts, each of which shall be deemed to be an original and all of which shall constitute a single instrument, and the signature of any party of any counterpart shall be deemed a signature to any and may be appended to any other counterpart.

13.      Entire Agreement/Modification

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This  Agreement  contains the entire  agreement  between the parties hereto with respect to the transactions contemplated herein and no representation; promise, inducement, or statement of intention relating to the transactions contemplated by this Agreement has been made by any party that is not set forth in the Agreement. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.




IN WITNESS WHEREOF, the parties have signed this Agreement, this 14 day of March 2007.









 Ko Ho Management Ltd.                 Hongxin Insurance Agency (Guangzhou) Co.,
                                       Ltd.





By:_____________________              By:__________________
   Michael Donaghy                       Ming Wci Ye \ Representing
   Director                              Hongxin and all Shareholders





In the presence of:                    In the presence of:























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